United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Novan, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66988N106

(CUSIP Number)

Padraic Roche

Company Secretary

Malin Corporation, plc

2 Harbour Square

Crofton Road

Dun Laoghaire

Co. Dublin

Ireland

                    353-1- 901 5701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66988N106	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Malin Life Sciences Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF STOCK BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,623,485
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,623,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN STOCK ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 66988N106	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Malin Corporation, plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF STOCK BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,623,485
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,623,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN STOCK ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 66988N106	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”), of Novan, Inc., a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 422 Emperor Blvd. Suite 470 Durham, North Carolina, 27703.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Malin Life Sciences Holdings Limited (“Malin Life Sciences” or the “Record Holder”) and Malin Corporation, plc (“Malin plc”).

Each of the Reporting Persons is organized under the laws of Ireland. The business address of each of the Reporting Persons is 2 Harbour Square, Crofton Road, Dun Laoghaire Co., Dublin, Ireland. The Reporting Persons are principally engaged in the business of investments in securities.

The executive officers of Malin Life Sciences are John Given, Kelly Martin, Adrian Howd, Darragh Lyons and Sean Murphy (the “Malin Life Sciences Executive Officers”). The directors of Malin Life Sciences are John Given, Kelly Martin, Adrian Howd, Darragh Lyons, Liam Daniel and Sean Murphy (the “Malin Life Sciences Directors”, and together with the Malin Life Sciences Executive Officers, the “Malin Life Sciences Persons”).

The executive officers of Malin plc are John Given, Kelly Martin, Adrian Howd and Darragh Lyons (the “Malin plc Executive Officers”). The directors of Malin plc are John Given, Kelly Martin, Adrian Howd, Darragh Lyons, Liam Daniel, Owen Hughes, Robert A. Ingram, Kieran McGowan and Kyran McLaughlin (the “Malin plc Directors”, together with the Malin Life Sciences Persons and the Malin plc Executive Officers, the “Related Persons”).

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), Malin Life Sciences purchased 1,823,485 shares of Mezzanine A Stock of the Issuer, which were converted automatically on a 1-to-1 basis upon the closing of the IPO. Additionally, Malin Life Sciences purchased 800,000 shares of Common Stock in the IPO at $11.00 per share for an aggregate purchase price of USD $8,800,000, pursuant to the provisions of the underwriting agreement (the “Underwriting Agreement”) among the Issuer and the several underwriters for the IPO (the “Underwriters”).

CUSIP No. 66988N106	13D	Page 4 of 7 Pages

Malin Life Sciences obtained the funds for the purchase of the Common Stock through an intra group loan from Malin plc, which in turn received the funds through the issuance of shares to its shareholders.

Item 4.	Purpose of Transaction

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Lock-Up Agreement

Malin Life Sciences Holdings Limited entered into a letter agreement with the Issuer and the Underwriters on August 26, 2016 (the “Lock-Up Agreement”). Pursuant to such agreement Malin Life Sciences agreed, without the prior written consent of Piper Jaffray & Co. and subject to limited exceptions, not to (i) directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock; (ii) enter into any swap, hedge or similar agreement or arrangements that transfers in whole or in part, the economic risk of ownership of shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, to which Malin Life Sciences has or hereafter acquires the power of disposition; (iii) or to engage in any short selling of the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the IPO.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Malin Life Sciences has appointed two directors to serve on the Issuer’s board of directors.

CUSIP No. 66988N106	13D	Page 5 of 7 Pages

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 15,938,659 shares of Common Stock outstanding as of September 26, 2016.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Malin Life Sciences Holdings Limited	2,623,485	16.46%	0	2,623,485	0	2,623,485
Malin Corporation plc	2,623,485	16.46%	0	2,623,485	0	2,623,485

Malin Life Sciences is the Record Holder of 2,623,485 shares of Common Stock. Malin Life Sciences is the wholly owned subsidiary of Malin plc, an Irish public limited company traded on the Irish Stock Exchange. As such, Malin plc may be deemed to beneficially own the Common Stock held of record by Malin Life Sciences.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except for the acquisition of 800,000 shares of Common Stock in the IPO described in Item 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

CUSIP No. 66988N106	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Lock-Up Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Lock-Up Agreement

CUSIP No. 66988N106	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2016

Malin Life Sciences Holdings Limited

By:	/s/ Darragh Lyons
Name:	Darragh Lyons
Title:	Director

Malin Corporation plc

By:	/s/ Padraic Roche
Name:	Padraic Roche
Title:	Company Secretary